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Exhibit 99(b)

SEA CONTAINERS LTD.
Excerpt from Form 10-K Annual Report of
Orient-Express Hotels Ltd. (File No. 1-16017)
for the year ended December 31, 2004

ITEM 1. Business

        Orient-Express Hotels Ltd. (the "Company" and, together with its subsidiaries, "OEH") is incorporated in the Islands of Bermuda and is a "foreign private issuer" as defined in Rule 3b-4 of the U.S. Securities and Exchange Commission ("SEC") under the U.S. Securities Exchange Act of 1934 (the "1934 Act") and in SEC Rule 405 under the U.S. Securities Act of 1933. As a result, it is eligible to file its annual reports pursuant to Section 13 of the 1934 Act on Form 20-F (in lieu of Form 10-K) and to file its interim reports on Form 6-K (in lieu of Forms 10-Q and 8-K). However, the Company elects to file its annual and interim reports on Forms 10-K, 10-Q and 8-K, including any instructions that relate specifically to foreign private issuers.

        These reports and amendments to them are available free of charge on the internet website of the Company as soon as reasonably practicable after they are filed electronically with the SEC. The internet website address is http://www.orient-express.com. Unless specifically noted, information on the website is not incorporated by reference into this Form 10-K annual report.

        Pursuant to SEC Rule 3a12-3 under the 1934 Act regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of SEC Regulation 14A under the 1934 Act, and transactions in the Company's equity securities by its officers, directors and significant shareholders are exempt from the reporting and liability provisions of Section 16 of the 1934 Act.

Introduction

        OEH is a hotel and leisure group focused on the luxury end of the leisure market. It currently owns and/or invests in 49 properties (41 of which it manages) consisting of 38 highly individual deluxe hotels, three restaurants, six tourist trains and two river cruise businesses. These are located in 25 countries worldwide. OEH acquires or manages only very distinctive properties in areas of outstanding cultural, historic or recreational interest in order to provide luxury lifestyle experiences for the elite traveller.

        The locations of OEH's various properties are shown in the map on the preceding page, where they number 45 because the Hotel Cipriani and Palazzo Vendramin are contiguous in Venice, the Hotel Splendido and Splendido Mare are both in Portofino, and three separate safari lodges operate as a unit in Botswana. These seven properties bring the total to 49.

        Hotels and restaurants represent the largest segment of OEH's business, contributing 84% of revenue in 2004, 85% in 2003 and 84% in 2002. Tourist trains and cruises accounted for the remaining revenue in each year. OEH's worldwide portfolio of hotels currently consists of 3,640 individual guest rooms and multiple-room suites, each known as a "key". This total includes Pansea Hotels described below which are not owned or managed by OEH. Hotels owned by OEH in 2004 achieved an average daily room rate ("ADR") of $366 and a revenue per available room ("RevPAR") of $214. Approximately two-thirds of OEH's customers are leisure travellers, with approximately 53% of guests in 2004 originating from the United States, 31% from Europe and the remaining 16% from elsewhere in the world.

        Revenue, operating earnings and identifiable assets of OEH in 2002, 2003 and 2004 for its business segments and geographic areas are presented in Note 15 to the Financial Statements (Item 8 below).

        At the present time, Sea Containers Ltd. owns a 42% equity interest in OEH. See "OEH's Relationship with Sea Containers Ltd." below.

Owned Hotels—Europe

  Italy

        The Hotel Cipriani and Palazzo Vendramin—104 keys—in Venice were built for the most part in the 1950s and are located on three acres on Giudecca Island across from the Piazza San Marco. Most of the rooms have views over the Venetian lagoon. Features include fine cuisine in three indoor and outdoor restaurants, gardens and terraces encompassing an Olympic-sized swimming pool, a tennis court and a free private boat service to the Piazza San Marco. OEH recently acquired an historic warehouse building adjacent to the hotel where, after refurbishment, large banquets and meetings are held. In 2004, a spa was added to the hotel and six more new keys are planned.

        The Hotel Splendido and Splendido Mare—81 keys—overlook picturesque Portofino harbor on the Italian Riviera. Set on four acres, the main hotel was built in 1901 and is surrounded by gardens and terraces which include a swimming pool and tennis court. There are two open-air and enclosed restaurants as well as banquet/meeting rooms, and a shuttle bus linking the main hotel with Splendido Mare on the harbor below. Several guest rooms were refurbished and enlarged in 2004.

        The Villa San Michele—45 keys—is located in Fiesole, a short distance from Florence. Originally built as a monastery in the 15th century with a façade attributed to Michelangelo, it has stunning views over historic Florence and the Arno River Valley. OEH has remodelled and expanded the guest accommodation to luxury standards, including a swimming pool. A shuttle bus service is provided into Florence. The property occupies ten acres. OEH has planning permission to add a further two keys and a spa. The Villa San Michele also operates for hotel guests the five-bedroom main house of the Capannelle vineyard in the Chianti region owned by James and Simon Sherwood. See Item 13—Certain Relationships and Related Transactions below.

        These Italian properties operate seasonally, closing for varying periods during the winter.

        OEH is rebuilding the Hotel Caruso—54 keys—in Ravello on three hill-top acres overlooking the Amalfi coast near Naples. Once a nobleman's palace, parts of the property date back to the 11th century. OEH has received grants from the European Union to help finance this redevelopment, which was delayed while local government planning permits were obtained. Management currently expects to re-open the hotel in mid-2005.

  Portugal

        Reid's Palace—164 keys—is the most famous hotel on the island of Madeira, situated on ten acres of semitropical gardens on a cliff top above the sea and the bay of Funchal, the main port city. Opened in 1891, the hotel has four restaurants and meeting facilities. Leisure and sports amenities include two fresh water swimming pools, a third tide-filled pool, tennis courts, ocean water sports and access to two championship golf courses. It has year-round appeal to European leisure travellers, serving both winter escapes to the sun and regular summer holidays. A new spa and reorganization of the meeting facilities as a conference center are planned in 2005.

        The Lapa Palace—109 keys—is in the embassy district of Lisbon, near the city center and overlooking the Tagus River. The historic part of the hotel was originally built in the 1870s as the palace of a Portuguese noble family. It opened as a luxury hotel in 1992 after extensive conversion and expansion, including the addition of conference facilities and underground car parking. OEH recently completed a total room refurbishment and added a spa. The hotel is set amid gardens with ornamental fountains and both indoor and outdoor swimming pools, occupying a total of three acres. OEH owns an adjoining parcel of land suitable for development and has applied for planning permission to build up to 46 additional keys.

        OEH owned for many years the Hotel Quinta do Lago—141 keys—near Faro in the Algarve region, a popular golf destination, until the property was sold in November 2003. See Note 2(b) to the Financial Statements.

  Elsewhere in Europe

        Hôtel de la Cité—61 keys—is located in the central square of the beautiful walled medieval town of Carcassonne, France near Toulouse. Opened in 1909, the hotel incorporates one of the 50 watch towers in Carcassonne's ancient fortifications and features two restaurants, gardens, a swimming pool and a nearby conference center, altogether occupying two acres. One of the restaurants has been awarded one star for fine dining by the influential Michelin Guide. The hotel also operates a canal barge on the Canal du Midi providing day excursions for guests.

        In February 2002, OEH acquired La Residencia—59 keys—located in the charming village of Deià on the rugged northwest coast of the island of Mallorca, Spain in the Mediterranean. Mallorca is a popular European tourist destination throughout the year. The core of La Residencia was originally created from two adjoining 16th and 17th century country houses set on a hillside site of 30 acres. The hotel features three restaurants including the gourmet El Olivio, one of the foremost on the island, as well as two large outdoor swimming pools, tennis courts and a spa with an indoor pool. OEH has started a program to refurbish all of the guest rooms and build new keys including additional suites.

        Also in February 2002, OEH acquired Le Manoir aux Quat' Saisons—32 keys—in Oxfordshire, England about an hour's drive west of London. The main part of the hotel is a 16th century manor house set in 27 acres of gardens. The property was developed by Raymond Blanc, one of Britain's most famous chefs, and the hotel's restaurant has two stars in the Michelin Guide, placing it among the best in the British Isles. Mr. Blanc has given a long-term commitment to remain the chef at the hotel.

        In February 2005, OEH acquired a 93.5% interest in, and full management and operational control of, the deluxe Grand Hotel Europe—301 keys—in St. Petersburg, Russia. See Note 17 to the Financial Statements. Originally built in 1875, the hotel occupies one side of an entire city block on the fashionable Nevsky Prospect in the heart of the city near the Russian Museum, Shostakovich Philharmonia and other tourist and cultural attractions as well as the business center. There are six restaurants on the premises, popular with locals and visitors alike, as well as a grand ballroom, meeting facilities, a health club and seven retail shops. OEH plans significant refurbishment of the hotel including acquisition of the minority interest owned by the City of St. Petersburg.

Owned Hotels—North America

  United States

        The Windsor Court—324 keys—opened in 1984 and is located in the central business district of New Orleans near the French Quarter and the Mississippi riverfront. Harrah's operates the only land-based casino in Louisiana across the street from the hotel. Each room has panoramic views over the river or the city. Facilities include three restaurants and lounges, a roof-top ballroom, several other banquet and meeting rooms, an outdoor swimming pool and a health club. The hotel's interior décor features a collection of historic European art and antique furniture. The hotel has planning permission to build a conference center on an owned lot across the street from the hotel which would cater to small and medium sized business meetings.

        Keswick Hall—48 keys—is located in the rolling countryside of central Virginia, near Charlottesville. Originally a private home dating from 1912, it is popular for weekend breaks and business meetings because of the natural beauty of the area and the adjacent Keswick Club which features a spa and fitness center, tennis courts, swimming pool and an Arnold Palmer-designed golf course. The total site occupies 600 acres including vacant land around the golf course being sold by OEH in parcels for residential development. OEH has planning permission to build 28 new keys in cottages on the grounds near the hotel.

        The Inn at Perry Cabin—81 keys—was built in 1812 as a country inn and is located in St. Michaels, Maryland on the eastern shore of Chesapeake Bay. Set on 25 waterfront acres that include a fitness center, indoor and outdoor swimming pools, and boating and fishing on the Bay, it is an attractive conference and vacation destination, particularly for guests from the Washington, D.C. area. OEH has completed a major renovation and expansion of the hotel, including a new conference facility, and plans to build a spa.

        In November 2004, OEH acquired the El Encanto Hotel and Garden Villas—88 keys—in Santa Barbara, California. See Note 2 to the Financial Statements. The hotel is located in the hills above the restored Santa Barbara Mission, with views out to the Pacific Ocean. Built in 1913 on a seven-acre site, the guestrooms are in cottages and low rise buildings spread throughout mature gardens with a swimming pool and tennis court. OEH plans a significant renovation and upgrade of the property and, while Santa Barbara has strict zoning requirements, has permission to add nine keys.

  Caribbean

        La Samanna—81 keys—is located on the island of St. Martin in the French West Indies. Built in 1973, the hotel comprises several buildings on ten acres of land along a 4,000-foot beach. Amenities include two restaurants, a freshwater swimming pool, a spa, tennis courts, fitness and conference centers, boating and ocean water sports. The hotel is open most of the year, seasonally closing during the autumn months. The hotel has also been closed for short periods in the past due to hurricane damage and is insured for this risk.

        OEH owns additional land adjoining La Samanna on both the French and Dutch sides of St. Martin. On the French side, it has begun construction of ten private villas on six acres which it intends to sell to third parties, and is applying for planning permission to build and sell 20 more units on about 30 additional acres. On the Dutch side, OEH has begun development of a marina and residential village which OEH would sell and manage. The village will be comprised of shops, restaurants and about 150 vacation condominiums on a parcel of 12 acres.

  Mexico

        In March 2002, OEH acquired a 75% interest in Maroma Resort and Spa—64 keys—on Mexico's Caribbean coast 25 miles south of Cancun's international airport. OEH manages the hotel with continuing support from the previous owner, who retains a 25% interest which OEH has a right of first refusal to acquire in certain circumstances. The resort opened in 1995 and has 25 acres of land, including some for future expansion or residential development, along a 750-foot beach with the Cozumel barrier reef offshore where guests may fish, snorkel and scuba-dive. Important Mayan archaeological sites are also nearby. Rooms are arranged in low-rise villas and there are extensive spa facilities.

Owned Hotels—Rest of the World

  South America

        Built in the 1920s on a three-acre site facing Copacabana Beach near the central business district of Rio de Janeiro, Brazil, the Copacabana Palace—222 keys—is one of the most famous in South America and features two gourmet restaurants, a 500-seat theater, several spacious function and meeting rooms, a large swimming pool and fitness center, and a roof-top tennis court and pool. Future expansion is planned subject to government planning permission.

        The Miraflores Park Hotel—82 keys—is located in an exclusive residential district of Lima, Peru surrounded by parkland and looking out at the Pacific Ocean, yet near the commercial and cultural center of the city. Opened in 1997, the hotel has a large ballroom, rooftop outdoor pool, health and beauty facilities and a business center for guests, and occupies about one acre of land.

  Southern Africa

        The Mount Nelson Hotel—226 keys—in Cape Town, South Africa is an historic property opened in 1899 with beautiful gardens and pools and has long enjoyed a reputation as one of the foremost hotels on the African continent. It stands just below Table Mountain and is within walking distance of the main business, civic and cultural center of the city. The hotel has a ballroom, two swimming pools, tennis courts, a spa and fitness center, all situated on ten acres of grounds and gardens. Expansion is planned through incorporation into the hotel of owned adjoining residential properties.

        The Westcliff Hotel—119 keys—is the only garden hotel in Johannesburg, South Africa, situated on six hillside acres with views over the city's zoo and parkland. Its resort amenities include two swimming pools, a tennis court and health club, and the hotel attracts business guests because of its proximity to the city center. OEH opened this hotel in 1998. OEH recently added a banquet and conference center on adjacent expansion land.

        Orient-Express Safaris—39 keys total—consist of three separate game-viewing lodges in Botswana called Khwai River Lodge, Eagle Island Camp and Savute Elephant Camp. Established in 1971, OEH leases the lodge sites in the Okavango River delta and nearby game reserves, where some of the best wildlife in Africa can be observed from open safari vehicles or boats. Each camp has 12 or 15 twin-bedded deluxe tents, and guests travel between the camps by light aircraft. Boating, fishing, hiking and swimming are offered at the various sites.

  Australia

        The Observatory Hotel—96 keys—is in Sydney within walking distance of the central business district of the city. This hotel opened in 1993 and has two restaurant and lounge areas, extensive meeting and banquet rooms, a spa and health club with indoor swimming pool, a tennis court and a large parking garage on a site of about one acre. OEH has planning permission to add keys in a new top floor to the hotel.

        The Lilianfels Hotel—85 keys—is in the Blue Mountains National Park west of Sydney. It is named after the original estate house, dating from 1890, where the hotel's gourmet restaurant is located. The main hotel, built in 1992 and recently refurbished, has a second restaurant and conference facilities. The resort's four acres of grounds encompass an indoor swimming pool, health club and spa, tennis court and extensive gardens with views over the Blue Mountains. There is expansion land to add keys in the future.

  French Polynesia

        Bora Bora Lagoon Resort—79 keys—opened in 1993 and has bungalows situated over the lagoon water plus additional beach and garden bungalows, all built in traditional Tahitian style on a 12-acre site. Guests dine in two restaurants and enjoy extensive water sports and tennis. A recent renovation program included a new swimming pool, spa and conference facility. There is expansion land, possibly for residential development.

Hotel Management Interests

        In April 2003, through a 50%/50% joint venture with a Spanish investment company, OEH acquired the famous Hotel Ritz—167 keys—in central Madrid near the financial district, Spanish parliament and many of the city's well known tourist attractions. See Note 2 to the Financial Statements. Opened in 1910, the hotel has four spacious conference and banqueting suites, an indoor restaurant and the famous Ritz Terrace restaurant outdoors in the gardens. OEH manages the hotel under an exclusive long-term contract and plans extensive capital improvements with its 50% partner.

        Charleston Place—442 keys—is located in the heart of historic Charleston, South Carolina, a popular destination for tourists and business meetings. Opened in 1986, the hotel has two restaurants, extensive banqueting and conference space including a grand ballroom, a health club with spa and swimming pool and roof-top tennis court, and a shopping arcade of 25 retail outlets leased to unaffiliated parties. The hotel also owns the adjacent historic Riviera Theater remodelled as additional conference space and retail shops. OEH has a 19.9% ownership interest in this hotel, manages the property under an exclusive long-term contract, and receives interest on partnership loans which it assumed at the time of its original investment and on other loans made since then.

        OEH has a 50%/50% joint venture with local investors in Peru which, under exclusive management of OEH, operates the following two hotels under 20-year renewable leases which commenced in 1995.

        The Hotel Monasterio—126 keys—is located in the ancient Inca capital of Cusco, the most important tourist destination in Peru. OEH is upgrading and expanding the property which includes a long-term lease of an adjoining convent for future development, a total site of about three acres. The hotel was originally built as a Spanish monastery in the 16th century and was converted to hotel use in 1995. The deluxe guest rooms and two restaurants are arranged around open-air cloisters. Because of Cusco's high altitude, specially oxygenated ventilation has been added to some of the refurbished rooms.

        The Machu Picchu Sanctuary Lodge—31 keys—is the only hotel at the famous mountaintop Inca ruins at Machu Picchu. All of the rooms have been refurbished to a high standard. The joint venture also has a lease on seven acres at the foot of the ruins, close to the town where tourists arrive by train, for possible future expansion.

Restaurants

        OEH owns '21' Club, the famous landmark restaurant at 21 West 52nd Street in mid-town Manhattan in New York City. Originally a speakeasy during Prohibition in the 1920s, this restaurant is open to the public, occupies three brownstone buildings and features gourmet American cuisine. It serves à la carte meals in the original bar restaurant and a separate dining room upstairs, and also has a number of banqueting rooms used for functions, including the famous secret wine cellar.

        OEH has a 49% interest in Harry's Bar, a private dining club in the Mayfair area of London. The majority partner manages the restaurant with assistance from OEH's Italian hotels. Its menu features gourmet Italian cuisine. OEH has a right of first refusal to acquire the remaining interest in this property under certain conditions.

        OEH has re-established the famous La Cabaña steak house in Buenos Aires dating from the 1930s. OEH bought the contents and name of the restaurant some years ago and, after relocating to the Recoleta area of the city, reopened in September 2003. The main dining room features a traditional open fire for searing meats, and three private dining rooms have regional Argentine themes.

Tourist Trains and Cruises

        OEH's principal European tourist trains, called the Venice Simplon-Orient-Express, operate in two parts in a regularly scheduled overnight service between London and Venice and on short excursions in southern England. OEH owns 30 railway cars originally used on historic "Orient-Express" and other famous European trains. All have been refurbished in original 1920s/1930s décor and meet modern safety standards. The services are marketed as a continuation of the Orient-Express trains of pre-World War II years. One train is based in Great Britain composed entirely of Pullman cars with a capacity for up to 250 passengers. The other on the Continent is made up of Compagnie Internationale des Wagons-Lits et du Tourisme sleeping cars and day coaches with capacity for up to 180 passengers. They operate once or twice weekly principally between London and Venice from March to November each year via Paris, Zurich and Innsbruck on a scenic route through the Alps. Passengers travel under the English Channel by bus on the Eurotunnel shuttle train. Occasional trips are also made from time to time to Rome, Prague and Istanbul and other European destinations.

        The British Pullman cars of Venice Simplon-Orient-Express operate all year, originating out of London on short excursions to places of historic or scenic interest in southern England, including some overnight trips when passengers stay at local hotels. Both the British and Continental trains are available for private charter.

        The Northern Belle tourist train offers day trips and charter service principally in the north of Britain. It builds on the success of OEH's British Pullman business, which focuses on the south of England around London. This train consists of six dining cars elegantly decorated to be reminiscent of old British "Belle" trains of the 1930s, plus related service cars, and can carry up to 250 passengers. Full course gourmet meals are served on board and passengers stay in local hotels on overnight itineraries.

        In November 2004, OEH entered into an agreement to acquire a 50% interest in the Royal Scotsman luxury tourist train in April 2005 and to acquire the balance on an earn-out basis in three years. See Note 2 to the Financial Statements. Founded in 1985, the Royal Scotsman is composed of nine Edwardian-style cars accommodating up to 36 passengers. Each compartment in the six sleeping cars has a private bathroom. Operating from April to November each year, the train travels on itineraries of up to seven nights through the Scottish countryside affording passengers the opportunity to visit clan castles, historic battlegrounds, famous Scotch whiskey distilleries and other points of interest. The sellers retain management of the Royal Scotsman until the end of the earn-out period, but the train has been fully integrated into OEH's sales and marketing network.

        PeruRail is a 50%/50% joint venture between OEH and Peruvian partners formed to operate part of the state-owned railways in Peru under a 30-year franchise acquired in 1999 and extendable every five years, upon the joint venture's application, up to 30 additional years. The joint venture pays the government a fee related to traffic levels which can be offset until 2009 against investment in track improvements. The 70-mile Cusco-Machu Picchu line carries mainly tourists visiting the famous Inca ruins, the principal means of access because there is no convenient road. A second rail line runs from Cusco to Matarani on the Pacific Ocean via Puno on Lake Titicaca and Arequipa and principally serves freight traffic at present. The Cusco-Machu Picchu line connects two of OEH's Peruvian hotels allowing creation of inclusive tours served by OEH's Hiram Bingham luxury tourist train. OEH also operates a deluxe daytime tourist train on the Cusco-Puno route through the High Andes mountains, and a 1920s steamer included in the franchise on day excursions for tourists on Lake Titicaca.

        The Eastern & Oriental Express in Southeast Asia travels up to one round trip each week between Singapore, Kuala Lumpur and Bangkok. The journey lasts about 48 hours each way and includes two nights on board and side trips to Penang in Malaysia and the River Kwai in Thailand. Some overnight trips are also made from Bangkok to Chiang Mai and elsewhere in Thailand. Originally built in 1970, the 24 cars were substantially rebuilt to an elegant oriental style of décor and fitted with modern facilities such as air-conditioning and private bathrooms. The train is made up of sleeping cars, three restaurant cars, a bar car and an open air observation car and can carry up to 125 passengers. The Eastern & Oriental Express is available for charter by private groups. OEH manages the train exclusively and has a 25% shareholding in the owning company.

        OEH owns and operates a deluxe river cruiseship on the Irrawaddy River in central Burma, or Myanmar, called the Road to Mandalay. The ship was a Rhine River cruiser built in 1964 which OEH bought and refurbished. It has 66-air-conditioned cabins with private bathrooms, spacious restaurant and lounge areas and a canopied sun deck with swimming pool. The ship travels between Mandalay and Pagan up to eight times each month and carries 126 passengers who enjoy sightseeing along the river and guided shore excursions to places of historic interest. Five to eight night itineraries are offered, including airfare to and from the ship and hotel accommodation in Rangoon. OEH also operates occasional cruises to different destinations, such as to Bhamo in the north of the country close to the China border. The ship does not operate in the hot summer season and occasionally when the water level of the Irrawaddy River falls below normal levels due to lack of rainfall.

        In May 2004, OEH acquired a 50% interest in the business of Afloat in France operating luxury river and canal boats in Burgundy, Provence and other rural regions of France. OEH also purchased the five boats of Afloat in France, and has the right to purchase the balance of the operating business in three to five years on an earn-out basis. See Note 2 to the Financial Statements. The boats each accommodate between six and 12 passengers each in double berth compartments with private bathrooms, and some have small plunge pools on deck. They operate seasonally between April and October on three to six night itineraries with guests dining on board or in nearby restaurants. Side trips are organized each day.

Pansea Hotels

        In February 2004, OEH entered into an agreement to invest up to $8,000,000 in the Pansea Hotel group of six deluxe hotels in Southeast Asia. The properties are La Residence Phou Vao in Luang Prabang, Laos; Napasai in Koh Samui, Thailand; The Governor's Residence in Rangoon, Burma; La Residence d'Angkor in Siem Reap, Cambodia; and Jimbaran Puri Bali and Ubud Hanging Gardens (opening in 2005) in Bali, Indonesia. They total 233 keys at present but all are capable of expansion. OEH does not manage these six hotels but markets them along with its other properties, in particular the Eastern & Oriental Express tourist train and the Road to Mandalay cruiseship, under the name "Pansea Orient-Express Hotels".

        The investment has been structured as an $8,000,000 loan at 5% annual interest to the Pansea Hotel holding company, convertible after three years into about 25% of the company's shares. At that time OEH has an option to acquire all of the shares. OEH has a further option to acquire all of the shares after five years, at which time the existing shareholders have the right to sell their shares to OEH at the same price. OEH paid $1,400,000 for its option rights. The loan conversion price and option exercise prices are based on multiples of the holding company's net book value or its earnings before interest, tax, depreciation and amortization, less the holding company's debt. The loan proceeds are to be used primarily to expand the existing Pansea properties and to fund new properties in the region.

Management Strategies

        As the foregoing indicates, OEH has a mix of hotel and other deluxe travel products that are geographically diverse and appeal to the high-end leisure market, reflecting an important management strategy. As a result, about two-thirds of annual revenue derives from leisure customers while corporate/business travel accounts for the rest.

        OEH benefits from trends and developments favorably impacting the global hotel, travel and leisure markets, including strong demand growth trends in the luxury hotel market in many parts of the world, increased travel and leisure spending by consumers, favorable demographic trends in relevant age and income brackets of U.S. and European populations, and increased online travel bookings. These trends suffered a setback beginning in 2001 due to slowing national economies, the shock of terrorist attacks, the build-up and aftermath of the wars in Afghanistan and Iraq and the SARS epidemic. Based on OEH's improved results in 2004, management believes that the public's confidence in international travel and demand for luxury hotel and tourist products is returning.

        For the future, OEH plans to grow its business by increasing RevPAR and earnings at its established properties and newer acquisitions, by expanding existing hotel and restaurant properties where land or space is already available, by increasing the utilization of its tourist trains and cruises to add trips, and by acquiring additional distinctive luxury properties throughout the world. Factors in OEH's evaluation of a potential acquisition include the uniqueness of the property, attractions for guests in the vicinity, acceptability of initial investment returns, visible upside potential such as by pricing, expansion or improved marketing, limitations on nearby competition, and convenient access.

        OEH management plans to continue owning or part owning and managing most OEH properties. Ownership encourages OEH to develop the distinctive character of its properties and allows it to benefit from all of the current cash flow and future capital gains should it sell a property. Self-management has enabled OEH to capture the economic benefits otherwise shared with a third-party manager, to control the operations, quality and expansion of the hotels, and to use its experience with price changes, expansions and renovations to improve cash flow and enhance asset values.

        Many of OEH's individual properties, such as the Hotel Cipriani and '21' Club, have distinctive local character and brand identity. Management believes that discriminating travellers will choose a famous property in preference to a chain brand. OEH links its properties together under the umbrella "Orient-Express Hotels, Trains and Cruises" name which originated with the legendary luxury European train in the late 19th and early 20th centuries and which is recognizable worldwide and synonymous with sophisticated travel and refined elegance.

        OEH is expanding its property development activities, beginning at Keswick Hall with the sale of land around the golf course for residential development and at La Samanna with high-end vacation villa and apartment developments. Other hotels owned by OEH with available vacant land for development include Bora Bora Lagoon Resort, Maroma Resort and Spa, and Inn at Perry Cabin. Management anticipates future profits both from sales of land and completed units and from ongoing management of the units for the purchasers as integral parts of the adjacent hotels.

Marketing, Sales and Public Relations

        OEH's sales and marketing function is primarily based upon direct sales, cross-selling to existing customers and public relations. OEH has a global sales force of about 250 persons in 50 locations including regional sales offices in New York, Paris, Cologne, Milan and London and reservations offices, mainly for tourist trains, cruises and tour products, in London, Paris, Cologne, Tokyo, Singapore, Cusco, Charleston, and Providence (Rhode Island). OEH also has sales representatives with responsibility for the hotels where they are based. The responsibilities of OEH's sales staff include working with the travel industry, contacting group and corporate account representatives and planning marketing such as direct mailings. OEH belongs to a number of international organizations, such as "The Leading Hotels of the World", to promote its properties.

        Internet usage is an important direct sales tool. Through OEH's website (www.orient-express.com), with its prize-winning design, OEH offers direct reservations services to customers. On-line sales have lower transaction costs by saving travel agent commissions and tour operator discounts. The internet also enhances marketing exposure and increases distribution.

        Because repeat customers appreciate the consistent quality of OEH's hotels, trains, cruises and restaurants, an important part of its strategy is to promote other OEH properties through various cross-selling efforts. These include direct mail to existing customers, in-house brochures and promotions, discounted special offers, and OEH's "Orient-Express Travel Club" website and in-house "Orient-Express Magazine". OEH sells luxury souvenir goods branded with the names of its travel products.

        OEH's marketing strategy also focuses on public relations, which it believes is a highly cost-effective marketing tool for luxury properties. Because of the unique nature of the OEH properties, guests are more likely to hear about OEH's hotels and tours through word-of-mouth or published articles rather than through direct advertising. OEH has an in-house public relations offices in London and representatives in 13 countries worldwide, including contracts with third-party public relations firms, to promote its properties through travel magazines, newspapers and other media. During 2004, OEH hosted about 1,400 journalists at its various properties. As a result, about 6,000 articles and stories were published or broadcast about OEH's properties, many in publications with large local, regional or international circulations.

Industry Awards

        OEH has gained a worldwide reputation for quality and service in the luxury segment of the leisure and business travel market. Over the years, OEH's properties have won numerous national and international awards given by trade or consumer publications such as Conde Nast Traveller, Gourmet, Travel & Leisure and Tatler, and private subscription newsletters such as Andrew Harper's Hideaway Report, or industry bodies such as the American Automobile Association. The awards are based on opinion polls of their readers or the professional opinion of journalists or panels of experts. The awards are believed to influence consumer choice and are therefore highly prized.

Competition

        OEH competes for hotel and restaurant acquisition opportunities with others, some of whom have substantially greater financial resources. Large competitors may be prepared to accept a higher level of financial risk than OEH can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to OEH and increasing OEH's acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of OEH's properties are located in areas where there are numerous competitors. Competition for guests in the hospitality industry is based generally on the convenience of location, the quality of the property, room rates and menu prices, the range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of OEH's markets could impact the convenience or desirability of OEH's hotels and restaurants, and so could adversely affect their profitability. Also, new or existing competitors could significantly lower prices or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which OEH's hotels and restaurants compete.

        OEH's strategy is to acquire only hotels which have special locations and distinctive character. Many are in areas with unique local history or high entry barriers because of zoning restrictions. OEH builds its competitive advantage further by offering high quality service and cuisine, often with a local flavor. Typically, therefore, OEH competes by providing a special combination of location, character, cuisine and service rather than relying on price competition.

        OEH's luxury tourist trains have no direct competitors. Other trains exist on similar routes, but management believes OEH's trains and onboard service are so unique and of such superior quality that guests consider an OEH train journey more as a luxury experience and an end in itself rather than as a means of transport.

Employees

        OEH currently employs about 5,500 persons, about 2,300 of whom are represented by labor unions. Approximately 4,700 persons are employed in the hotels and restaurants, 600 are employed in the trains and cruises business, and the balance are engaged in central administration and sales.

        Management believes that OEH's ongoing labor relations are satisfactory, but these could deteriorate at any time due to disputes over wage or benefit levels, working conditions or OEH's response to changes in government regulation of workers and the workplace. OEH's operations rely heavily on employees providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees could adversely affect OEH's ability to provide those services.

Government Regulation

        OEH and its properties are subject to numerous laws and government regulations such as those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. OEH properties are also subject to laws governing employee relationships such as minimum wages and maximum working hours, overtime, working conditions, hiring and firing employees and work permits.

        OEH is also subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances that may impose or create significant environmental liabilities, even in situations where the environmental problem or violation occurred on a property before OEH acquired it.

        Management believes that OEH is in compliance in all material respects with relevant laws and regulations with respect to its business. Changes in these and in government tax rates or regimes, however, may adversely affect the results of OEH's various properties.

        The expansion of existing properties may be dependent upon obtaining necessary planning/building permits or zoning variances from local authorities. The failure or delay to obtain these could adversely affect OEH's strategy of increasing revenues and net income through expansion of existing properties.

Certain Trading Factors

        OEH's business prospects, financial condition, results of operations or cash flow could be adversely affected by the following trading factors as well as others described in this report.

        OEH's operations are subject to factors generally encountered in the hospitality industry, such as

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  cyclical downturns arising from changes in general and local economic conditions,

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  political instability of the governments of some countries where properties are located,

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  falling disposable income of consumers and the travelling public,

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  dependence on varying levels of tourism, business travel and corporate entertainment,

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  changes in popular travel patterns,

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  competition from other hotels and leisure time activities,

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  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

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  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

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  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

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  foreign exchange rate movements,

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  adverse weather conditions or destructive forces like fire or flooding, and

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  seasonality, in that many of OEH's hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among the hotels and other properties because of their geographic diversity. In 2003, the SARS epidemic in Asia, for example, caused a reduction in passenger bookings on OEH's tourist train operating between Bangkok and Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak was contained, it is possible that the disease could re-emerge or another potential epidemic could occur. The occurrence of this or a similar event may have a negative impact on OEH's operations.

        In particular, international, regional and even domestic travel was disrupted as a result of terrorist attacks in the U.S. on September 11, 2001 and the subsequent military action in Afghanistan and Iraq. Demand for most of OEH's properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travellers seem more reluctant than in the past to go abroad, and booking lead-times by guests, travel agents and tour operators have shortened since September 11. Further acts of terrorism or a military action could again reduce leisure and business travel.

        OEH's hotels and restaurants are subject to risk generally incident to the ownership of commercial real estate and often beyond its control. These include

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  changes in national, regional and local economic and political conditions,

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  changes in interest rates and in the availability, cost and terms of financing,

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  the impact of present or future governmental legislation and regulations (including environmental laws),

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  the ongoing need for capital improvements to maintain or upgrade properties,

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  changes in property taxes and operating expenses, and

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  the potential for uninsured or under insured losses.

        Local weather conditions such as storms and hurricanes, destructive forces like fire or flooding and, in the case of OEH's tourist trains, disruption of the railway networks on which they operate may adversely affect operations and revenue at individual OEH properties. OEH carries property and loss of earnings insurance in amounts management deems adequate, but damages may exceed the insurance limits or be outside the scope of coverage.

        Management intends to increase revenues and net income through acquisitions of new properties and expansion of existing ones. The success of this strategy depends on OEH's ability to identify suitable properties, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and governmental permits, to build on schedule and with minimum disruption to guests, and to integrate new properties into OEH's operations. Also, the acquisition of properties in new geographic locations may present operating and marketing challenges that are different from those currently encountered in existing locations.

        OEH may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, construction delays, labor or materials shortages, work stoppages and the unavailability of construction and permanent financing. For example, the opening of the Westcliff Hotel was delayed by six months as actual construction took longer than planned.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade existing properties, are capital intensive. Although actual amounts of capital expenditure could exceed estimates, current expansion plans call for the expenditure of up to an aggregate of $80,000,000 over the next few years to add keys or other facilities at existing properties, and current acquisition plans contemplate expenditure of about $50,000,000 per year for new properties which would be financed mainly by a suitable level of mortgage debt. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depend on prevailing market conditions and the acceptability of financing terms offered to OEH. There can be no assurance that future borrowings or equity financing will be available to OEH, or available on acceptable terms, in an amount sufficient to fund OEH's needs. Future equity financings may be dilutive to existing holders of OEH shares, and future debt financings may involve restrictive covenants limiting OEH's flexibility to operate its business.

        Currency fluctuations may materially adversely affect OEH's financial statements and operating margins because of the geographic diversity of its operations linked to foreign currencies. OEH financial statements are presented in U.S. dollars and can be impacted by foreign exchange fluctuations through both (i) translation risk, which is the risk that the financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and (ii) transaction risk, which is the risk that the currency of OEH's costs and liabilities fluctuates in relation to the currency of its revenue and assets, which fluctuation may adversely affect operating margins. With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. OEH tries to match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge. With respect to transaction risk, OEH may try to mitigate its exposure by entering into forward foreign exchange contracts from time to time. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk below.

        OEH may incur a significant amount of debt from time to time which could require OEH to dedicate much of its cash flow from operations to payments on indebtedness, thus

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  reducing the availability of cash flow to fund working capital, capital expenditures, product and service development and other general corporate purposes,

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  limiting OEH's ability to obtain additional financing,

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  increasing OEH's vulnerability to adverse economic and industry conditions and the seasonality of some OEH properties, or

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  limiting OEH's flexibility in planning for, or reacting to, changes in its business.

        Also, since substantially all of OEH's long-term debt accrues interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase interest payment obligations. From time to time OEH enters into hedging transactions in order to manage its floating interest rate exposure. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk below.

OEH's Relationship with Sea Containers Ltd.

        Sea Containers Ltd. ("SCL"), a Bermuda company with shares listed on the New York Stock Exchange, currently owns about 42% of the Company's Class A and B common shares (excluding the Class B shares owned by a Company subsidiary) having about 15% of the combined voting power of all outstanding Class A and B common shares of the Company. See Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters below. SCL engages in four main businesses, namely (i) ferry transport operations primarily in and around Scandinavia and Britain, (ii) high speed passenger rail services in Britain, (iii) worldwide marine cargo container leasing primarily through its GE SeaCo joint venture with General Electric Capital Corporation and (iv) hotel and leisure operations through OEH. Until the initial public offering of the Company's Class A shares in August 2000, OEH was a wholly-owned subsidiary of SCL.

        At the time of the initial public offering, the Company and certain of its subsidiaries and SCL entered into agreements providing for the separation of their business operations and various ongoing relationships between the companies such as shared services and offices, tax matters and noncompetition. See Item 13—Certain Relationships and Related Transactions below.

        As a result of sales by the Company and SCL of the Company's common shares since the initial public offering, SCL currently owns less than a majority of the equity shares in the Company (disregarding the Company shares owned by its subsidiary) and holds less than majority voting power for most matters submitted to a vote of Company shareholders. Accordingly, SCL no longer has power to elect the Company's Board of Directors or otherwise to control OEH's business direction and policies. Of the seven directors on the Company's Board, only two are also directors and an officer of SCL. OEH has ceased to be a consolidated subsidiary of SCL and is accounted for in SCL's financial statements using the equity method of accounting.

        SCL has advised the Company that SCL plans to sell its remaining shares, depending on market conditions. The Company has filed a registration statement with the SEC, which was declared effective in February 2003, for sales by SCL from time to time, in one or more transactions, of any or all of its remaining common shares in the Company. In addition, on February 25, 2005, the Company filed a registration statement with the SEC for the sale by the Company of 4,000,000 newly-issued Class A common shares of the Company. See Note 17 to the Financial Statements. That registration statement also covers the secondary offering by SCL of 3,000,000 existing Class A shares of the Company that SCL owns. Future sales by SCL, or the perception these might occur, may adversely affect the market price of the Company's Class A shares, and the liquidity of the shares may be limited until SCL makes those sales.

        OEH has never guaranteed any debt of SCL. All former guarantees by SCL of OEH debt dating from before the Company's initial public offering have been terminated.

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SEA CONTAINERS LTD. Excerpt from Form 10-K Annual Report of Orient-Express Hotels Ltd. (File No. 1-16017) for the year ended December 31, 2004
  ITEM 1. Business